SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 7th Floor
(No and Street)

Columbus	OH	43287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K M Johnson (614) 480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

41 South Street, Suite 2500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Melanie K. M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELLEY A. SNYDER
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Franklin County
My Comm. Exp. 2/3/18

Melanie KM Johnson
Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ~~☑ (c) Statement of Income (Loss).~~
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ~~☑ (g) Computation of Net Capital.~~
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HUNTINGTON INVESTMENT COMPANY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

Public Pursuant to SEC Rule 17a-5(e)(3)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Huntington Investment Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Huntington Investment Company (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, Ohio 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$12,970,482
Securities owned - at fair value	33,112,473
Deposit with clearing broker	50,000
Accounts receivable	2,841,544
Receivable from clearing broker	2,249,761
Net deferred tax assets	2,033,259
Other assets	1,258,304
TOTAL ASSETS	$54,515,823

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased - at fair value	$ 474,017
Accrued personnel expenses	3,916,902
Payable to affiliate	3,880,920
Accrued expenses	1,457,758
Other liabilities	193,646
Total liabilities	9,923,243
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)	
SHAREHOLDER'S EQUITY:	
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	17,285,281
Retained earnings	27,307,299
Total shareholder's equity	44,592,580
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$54,515,823

The accompanying notes are an integral part of the Statement of Financial Condition.

Public Pursuant to SEC Rule 17a-5(e)(3)

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying Statement of Financial Condition includes the accounts of HIC and has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and the accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Commissions and securities transactions - HIC's securities transactions and related commission revenue and clearing expenses are recorded on trade-date. Upfront annuity commissions for initial sales are recorded when the annuity application and premium are submitted to the insurance carrier. Ongoing annuity trailer revenue is recorded when earned. A reserve is established for annuity commissions on initial sales that will be refunded as a result of policy cancellations or surrenders.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2016, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HIC's financial instruments, such as cash, securities owned, and securities sold, not yet purchased are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 5 for more information regarding fair value measurements.

Accounts receivable and related reserves – All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. The reserve is based upon historical collection experience and specific collection issues that have been identified. The reserve is adjusted monthly. As of December 31, 2016 Accounts receivable on the Statement of Financial Condition of $2,841,544 is presented net of reserves of $252,056.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBAN stock granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees.

Pension and other postretirement benefits — Eligible employees of HIC participate in the employee benefit programs of HBI. The liability associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Accrued personnel expenses. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

3. BUSINESS RISKS AND UNCERTAINTIES

Weak market performance may adversely affect sales of investment products and cause potential purchasers to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Commissions related to the sale of annuity products accounts for 39% of the revenue of the Company. Consequently, poor annuity sales could impact the total revenue of the Company.

4. ACCOUNTING STANDARDS AND REGULATORY RULES UPDATE

ASU 2014-09—Revenue from Contracts with Customers (Topic 606): The amendments in ASU 2014-09 supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The general principle of the amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five-step approach for revenue recognition. The amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management intends to adopt the new guidance on January 1, 2018 and is well into our outlined implementation plan. In this regard, management has completed a preliminary analysis that includes (a) identification of all revenue streams included in the financial statements; (b) determination of scope exclusions to identify 'in-scope' revenue streams; (c) determination of size, timing, and amount of revenue recognition for in-scope items; (d) determination of sample size of contracts for further analysis; and (e) completion of limited analysis on selected contracts to evaluate the potential impact of the new guidance. The key revenue streams identified include securities, annuity and fund sales and underwriting. Management is currently assessing the impact of the new guidance on the Company's Statement of Financial Condition.

ASU 2016-02 – Leases: This Update sets forth a new lease accounting model for lessors and lessees. For lessees, all leases will be required to be recognized on the balance sheet by recording a right-of-use asset. Subsequent accounting for leases varies depending on whether the lease is an operating lease or a finance lease. The accounting applied by a lessor is largely unchanged from that applied under the existing guidance. The ASU requires additional qualitative and quantitative disclosures with the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows rising from leases. The Update is effective for the fiscal period beginning after December 15, 2018, with early application permitted. Management is currently assessing the impact of the new guidance on the Company's Statement of Financial Condition.

ASU 2016-09 - Improvements to Employee Share-Based Payment Accounting: This Update simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The amendments, among other things, require all tax benefits and tax deficiencies related to share-based awards to be recognized in the income statement. Other changes include an election related to the accounting for forfeitures, changes to the cash flow statement presentation for excess tax benefits, as well as for cash paid by an employer when directly withholding shares for tax withholding purposes. The amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. This Update was adopted in the current reporting period with no significant impact recognized on the Company's Statement of Financial Condition.

U.S. Department of Labor Fiduciary Rule: On April 6, 2016, the U.S. Department of Labor (DOL) issued its final rule expanding the "investment advice fiduciary" definition under the Employee Retirement Income Security Act of 1974 (ERISA) and modifying the complex of prohibited transaction exemptions for investment activities in light of that expanded definition. The final rule significantly expands the circumstances in which broker-dealers, investment advisers, insurance agents, plan consultants and other intermediaries are treated as fiduciaries to ERISA plans and individual retirement accounts (IRAs), and are therefore precluded from receiving compensation that varies with the investment choices made or from recommending proprietary investment products absent an exemption. It also provides new exemptions, and modifies or revokes a number of existing exemptions, addressing those activities and retains the ERISA distinction between non-fiduciary "investment education" and fiduciary "investment advice." The effective date of the rule is April 10, 2017. HIC intends to take advantage of the Best Interest Contract Exemption under the DOL Fiduciary Rule that allows for variable compensation if terms of the exemption are met. As a result of the recent changes in the Federal government following the November 2016 election, there is a possibility that the Compliance Date of the new fiduciary rule, and the new fiduciary rule itself, may change. If, as a result of Federal government action, the Compliance Date changes, then the changes described above would take effect later than April 10, 2017.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

NFS loans to the Company the money to purchase the securities owned. A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2016, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
Money market mutual funds	$31,936,656	-	$31,936,656
State and municipal government	-	$ 1,148,227	1,148,227
Mutual funds	27,334	-	27,334
Equity	256	-	256
Total	$31,964,246	$ 1,148,227	$33,112,473

A summary of HIC's securities sold, not yet purchased, measured at fair value on a recurring basis, as of December 31, 2016, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
U.S. Treasury bonds	$ 474,017	$ -	$ 474,017
Total	$ 474,017	$ -	$ 474,017

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include U.S. Treasury securities, money market mutual funds, mutual funds and equity securities which are investments with quoted prices (unadjusted) in active markets for identical securities. When quoted market prices are not available, fair values are classified as Level 2 using quoted prices for similar assets in active markets, quoted prices of identical or similar assets in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, fur substantially the full term of the financial instrument. Level 2 securities include municipal securities. For Level 2 securities, management uses various methods and techniques to corroborate prices obtained from the pricing services, including reference to dealer or other market quotes, and by reviewing valuations of comparable instruments. HIC did not have any securities classified as Level 3 at December 31, 2016 or during the year then ended and there were no transfers between levels.

6. INCOME TAXES

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. The IRS is currently examining the 2010 and 2011 federal income tax returns. Various state and other jurisdictions remain open to examination.

The significant components of deferred tax assets and liabilities at December 31, 2016 were as follows:

Deferred tax assets:	
Pension and other employee benefits	$ 1,612,623
Accrued expenses	475,157
Premises and equipment	42,347
Other	42,172
Total deferred tax assets	2,172,299
Deferred tax liabilities:	
State income taxes	139,040
Total deferred tax liabilities	139,040
Net deferred tax assets	$2,033,259

HIC recognizes interest and penalties on income tax assessments or income tax refunds as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2016, and no amounts accrued at December 31, 2016.

7. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share based compensation plans which provide for the granting of stock options and other awards to officers, directors, and other employees of the Company. Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over four years or when other conditions are met. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. Options granted on or after May 1, 2015 have a term of seven years. All options granted on or before April 30, 2015 have a term of ten years.

HBI also grants restricted stock units to certain employees of the Company. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

The following table summarizes the status of the Company's restricted stock units as of December 31, 2016, and activity for the year ended December 31, 2016:

	Quantity	Weighted-Average Grant Date Fair
Nonvested at January 1, 2016	196,332	$9.47
Granted	132,330	11.29
Forfeited	1,868	10.89
Vested	25,885	7.65
Nonvested at December 31, 2016	300,909	$10.42

The fair value of awards granted to HIC employees in 2016 totaled $1,465,760. As of December 31, 2016, the total unrecognized compensation cost related to nonvested awards was $2,033,075. Share-based compensation is recorded as a capital contribution from HBI.

8. RETIREMENT PLANS

Eligible employees of HIC participate in the employee benefit programs of HBI. HBI sponsors the Plan, a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013 and no longer accrues service benefits to participants, provides benefits based upon length of service and compensation levels. The funding policy of HBI is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. HIC made contributions to the Plan of $4,942,535 during 2016. During the 2013 third quarter, the HBI board of directors approved, and management communicated, a curtailment of the HBI's pension plan effective December 31, 2013.

In addition, HBI has an unfunded defined benefit post-retirement plan that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee's number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee's base salary at the time of retirement, with a maximum of $50,000 of coverage. The employer paid portion of the post-retirement health and life insurance plan was eliminated for employees retiring on and after March 1, 2010. Eligible employees retiring on and after March 1, 2010, who elect retiree medical coverage, will pay the full cost of this coverage. HBI will not provide any employer paid life insurance to employees retiring on and after March 1, 2010. Eligible employees will be able to convert or port their existing life insurance at their own expense under the same terms that are available to all terminated employees.

On January 1, 2015, HBI terminated the HBI sponsored retiree health care plan for Medicare eligible retirees and their dependents. Instead, HBI will partner with a third party to assist the retirees and their dependents in selecting individual policies from a variety of carriers on a private exchange.

HIC's portion of the projected benefit obligation under the Plan was $24,093,371 at December 31, 2016. As of December 31, 2016 the fair value of plan assets exceeded HIC's projected benefit obligation under the plan exceeded the fair value of plan assets by $313,636 and is included as a reduction of accrued personnel expenses on the Statement of Financial Condition.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

Pursuant to its agreement with NFS, HIC agrees to indemnify NFS in the event an introduced customer margin call is not met and NFS incurs a loss. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. HIC introduced customer margin accounts at NFS as of December 31, 2016 was $740,446. In the event of any customer default on a margin call, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC does not believe it has material exposure under the margin account guarantees and, therefore, has not recorded a loss reserve.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. RELATED-PARTY TRANSACTIONS

Cash in the amount of $12,970,482 was held in HNB deposit accounts at December 31, 2016, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Allocated costs are based on an internal methodology. Payable

to affiliate of $3,880,920 as of December 31, 2016 consists of allocated taxes as well as amounts related to all other interaffiliate activity.

Pursuant to a sub-custodial and asset allocation agreement with HNB, HIC has engaged HNB to act as sub-custodian for the assets of certain investment products for which it serves as investment advisor and coordinates custodian services. HNB also provides asset administration services such as re-balancing in accordance with established models regarding securities in which the accounts are invested. HIC compensates HNB for these services based on the number of open accounts.

Pursuant to the master interaffiliate services agreement with HNB, HNB provides safekeeping services for clients of HIC. HIC compensates HNB for this service based on the number of applicable accounts.

HNB employs wealth advisors and licensed bankers who hold the required licenses to sell HIC products. HIC compensates HNB for the services provided by these individuals based on the number of registered representatives and the percentage of their time allocated to HIC products.

HIC earned fees related to the sale and ongoing administration of HNB asset-managed accounts for the year ended December 31, 2016.

11. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2016 HIC had regulatory net capital of $30,564,755 or an excess of $29,934,807 over required net capital of $629,948. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2016, the ratio of aggregate indebtedness to net capital was 31%.

HIC claims exemption from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii). HIC maintains an account at HNB that is designated for the exclusive benefit of customers. The balance in that account at December 31, 2016 was $0.

12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved at times in various litigation and claims arising out of the normal course of its business. Management believes that after consultation with legal counsel the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that have a variety of representations and warranties. Management believes that these representations and warranties will not have a material adverse effect the future results of operations or financial position of the Company.

13. SUBSEQUENT EVENTS

On August 16, 2016 HBI completed its acquisition of FirstMerit Corporation (FirstMerit). FirstMerit's wholly-owned bank subsidiary FirstMerit Bank subsequently terminated its brokerage services agreement with LPL Financial, effective January 31, 2017, and transferred investment accounts from LPL Financial to HIC.

The Company evaluated subsequent events through February 23, 2017, which is the issuance date of the Statement of Financial Condition, and made the determination that no other events occurred subsequent to December 31, 2016 that would require disclosure in or would be required to be recognized in the Statement of Financial Condition.

* * * * * *